UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2007

Commission File Number 1-14728

Lan Airlines S.A.

(Translation of registrant's name into English)

Av. Presidente Riesco 5711, Piso 20

Las Condes, Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F  ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Santiago, January 10, 2007

Gentlemen

Superintendent of Securities and Insurance

Present

Re: Attached Notice of Extraordinary Shareholders’ Meeting

Lan Airlines S.A.

Securities Registration N° 306

To whom it may concern:

By means of the present, in accordance with what is stated in the General Character Law No. 30 of this Superintendent, attached is a copy of the letter sent this same date to the shareholders of the company, by which they are informed of the call for the Extraordinary Shareholders’ Meeting of Lan Airlines S.A. to occur on January 26 and also enclosed is a model power of attorney that they can grant so that they may be represented at said meeting.

Yours respectfully,

/s/ Andrés Del Valle Eitel

Andrés Del Valle Eitel

Financial Manager

LAN AIRLINES S.A.

cc:	Bolsa de Comercio de Santiago, Bolsa de Valores
Bolsa Electrónica de Chile, Bolsa de Valores
Bolsa de Corredores de Valparaíso, Bolsa de Valores
Comisión Clasificadora de Riesgo

Santiago, January 10,2007

Gentleman

Shareholder

Lan Airlines S.A.

Present

Re: Summons to Shareholders’ Meeting

Lan Airlines S.A.

Securities Registration N° 306

To whom it may concern:

It is hereby communicated to you that the Board of Directors of Lan Airlines, S.A. has agreed to summon the shareholders of Lan Airlines S.A. to attend an Extraordinary Shareholders’ Meeting to be held at 11:00 A.M. on January 26, 2007 at Avenida Américo Vespucio Sur 901, Renca, Santiago, with the purpose of submitting for consideration the following matters:

(a)	Increase capital by virtue of an issuance of 7,500,000 shares, at the price and other conditions that the Shareholders’ Meeting shall determine;

(b)	Designate a portion of the abovementioned capital increase to compensation plans, in accordance with article 24 of Law 18.046;

(c)	Amend the bylaws to reflect the resolutions adopted by the Meeting;

(d)

Authorize the Board of Directors of the company to request the registration of the shares representing the capital increase with the Registry of the Superintendent of Securities and Insurance; to proceed with the settlement of the shares; and to agree on the terms pertaining to the compensation plans mentioned above; and

(e)	Adopt any other resolutions necessary to implement the abovementioned resolutions.

In accordance with what is set forth in article 62 of the Law of Companies, shareholders that are registered in the Shareholder Registry 5 business days prior to the Meeting can participate in the Meeting, with the rights that the law and the bylaws have granted.

Qualification of powers of attorney, if applicable, will be done on the same day of the Meeting, at the place where it is to be held and at the hour at which it should commence.

Attached is a model of the power of attorney that you can grant in order to be represented at the Meeting.

Yours respectfully,

/s/ Alejandro de la Fuente Goic

Alejandro de la Fuente Goic

Vice President of Corporate Finance

LAN AIRLINES S.A.

Attachment

POWER OF ATTORNEY

_____________________, _________________________________________________

Place of Granting (city)	Date (day, month, year)

(In accordance with Article 64 of the Law of Companies, for this power to have value, the place, date of granting and name of the agent must be signed in writing by the shareholder.)

On this date, I authorize Mr./Ms.

__________________________________________

to represent me with voice and vote in all of the actions of the Extraordinary Shareholders’ Meeting of Lan Airlines S.A. summoned for January 26, 2007 on Avenida Américo Vespucio Sur 901, Renca, Santiago or those meetings occurring in its place if the meeting cannot happen due to lack of quorum, due to defects in its summoning or for having been suspended by the Board of Directors or Superintendent of Securities and Insurance, in virtue of what is stated in article 63, subsection 2 of Law No. 18.046; if ever this occurs within the 45 days following the date set for the Meeting that did not take place.

The abovementioned individualized agent is expressly authorized to freely delegate this mandate at whatever time. In the exercise of his mandate, the abovementioned individualized attorney or to whom it is delegated, will be able to make use of all of the rights in accordance with the Law of Companies, its Regulations and the By-laws, that correspond to me in my role as shareholder.

I grant the present power of attorney for all of the shares that appear on the Register of Shares five business days before the Meeting.

I declare that I know that the qualification of powers, if it proceeds, will be carried out the same day set for the holding of the Meeting, in the place it occurs and at the hour it begins.

This power can only be understood as revoked for another if the undersigned grants to a different person than the agent designated the same power dated subsequently to today’s date, and if two or more powers of attorney are presented with the same date, issued in favor of different people, they will not be considered for purposes of the quorum and voting at the Meeting.

Name of Shareholder: _______________________________________________

R.U.T. of Shareholder: ________________________________________________

Number of Shares: ______________________________________________

_____________________________________

Signature

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 12, 2007

Lan Airlines S.A.
/s/ Alejandro de la Fuente Goic By: Alejandro de la Fuente Goic Chief Financial Officer